Exhibit 99.5

TRADING DATA

Except as otherwise indicated, all transactions set forth below were purchases or sales of Common Shares effected in the open market, and the table includes commissions paid in per Common Share prices.

PW Partners Atlas Fund I LP

Reporting Person Effecting Transaction	Trade Date	Buy/Sell	Contract Quantity[1]	Unit Cost / Proceeds[2]	Security
PW Partners Atlas Fund I LP	3/27/24	Buy	100	$2.15	Call Options

PW Partners Atlas Fund IV LP

Reporting Person Effecting Transaction	Trade Date	Buy/Sell	Contract Quantity[3]	Unit Cost / Proceeds[4]	Security
PW Partners Atlas Fund IV LP	3/27/24	Buy	350	$4.98	Call Options
PW Partners Atlas Fund IV LP	3/27/24	Sell	100	$1.40	Put Right

1 Each contract is worth 100 shares (i.e., call right for 350 equals a call right to buy 35,000 Common Shares).

2 Rounded to the nearest cent.

3 Each contract is worth 100 shares (i.e., call right for 350 equals a call right to buy 35,000 Common Shares).

4 Rounded to the nearest cent.